SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION
(Name of Subject Company (Issuer))
Blue Eagle Acquisition Sub, Inc.
Blue Eagle Holdings, L.P.
(Names of Filing Persons (Offerors))
Blue Eagle GP, LLC
Sterling Capital Partners IV, L.P.
SC Partners IV, L.P.
Sterling Capital Partners IV, LLC
(Names of Filing Persons (other person(s))

Common Stock, par value $0.10 per share	45767M109
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
M. Avi Epstein
General Counsel
Sterling Fund Management, LLC
401 North Michigan Avenue, Suite 3300
Chicago, Illinois 60611
(312) 465-7001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copies to:
Jeffrey R. Patt
Mark D. Wood
Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, Illinois 60661
(312) 902-5200
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$111,400,608	$14,348.40

*
  Estimated solely for purposes of calculating the filing fee only. The transaction value was calculated on the basis of (i) 13,585,440 shares of common stock, par value $0.10 per share, of Innotrac Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 13,245,440 Shares issued and outstanding as of December 2, 2013, and (b) 340,000 Shares issuable upon the exercise of outstanding options), multiplied by (ii) the offer price of $8.20 per Share.
**
  The amount of the filing fee is calculated, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001288.
☐
  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
  third-party tender offer subject to Rule 14d-1.
☐
  issuer tender offer subject to Rule 13e-4.
☐
  going-private transaction subject to Rule 13e-3.
☐
  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Innotrac Corporation, a Georgia corporation (“Innotrac”), at a purchase price of $8.20 per share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Parent, Purchaser, Blue Eagle GP, LLC, a Delaware limited liability company, Sterling Capital Partners IV, L.P., a Delaware limited partnership, SC Partners IV, L.P., a Delaware limited partnership, and Sterling Capital Partners IV, LLC, a Delaware limited liability company (collectively, the “Filing Persons”).
The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1.
  Summary Term Sheet
The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2.
  Subject Company Information
(a)
  Name and address.
The name of the subject company and the issuer of the securities to which this Schedule TO relates is Innotrac Corporation. Innotrac’s principal executive offices are located at 6465 East Johns Crossing, Johns Creek, Georgia 30097. The telephone number at Innotrac’s principal executive offices is (678) 584-4000.
(b)
  Securities.
The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference.
(c)
  Trading market and price.
The information set forth in the Offer to Purchase under the caption “The Offer — Section 6. Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.
Item 3.
  Identify and Background of Filing Person
(a)
  Name and address.
This Schedule TO is filed by the Filing Persons. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “The Offer — Section 9. Certain Information Concerning Parent and Purchaser”; and “Schedule I” is incorporated herein by reference.
(b)
  Business and background of entities.
The information set forth in the Offer to Purchase under the captions “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” and “Schedule I” is incorporated herein by reference.
(c)
  Business and background of natural persons.
The information set forth in the Offer to Purchase under the captions “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” and “Schedule I” is incorporated herein by reference.

Item 4.
  Terms of the Transaction
(a)
  Material Terms.
The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenters’ Rights; Rule 13e-3”; “The Offer — Section 1. Terms of the Offer”; “The Offer — Section 2. Acceptance for Payment and Payment for Shares”; “The Offer — Section 3. Procedure for Tendering Shares”; “The Offer — Section 4. Withdrawal Rights”; “The Offer — Section 5. Summary of Material U.S. Federal Income Tax Consequences”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Exchange Act Registration; Margin Regulations”; and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference.
Item 5.
  Past Contacts, Transactions, Negotiations and Agreements
(a)
  Transactions.
The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; ‘‘Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements’’; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; ”Special Factors — Section 9. Certain Relationships Between Parent or Purchaser and Innotrac”; and “Special Factors — Section 10. Interests of Directors and Executive Officers on the Offer and the Merger” is incorporated herein by reference.
(b)
  Significant corporate events.
The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenters’ Rights; Rule 13e-3”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent or Purchaser and Innotrac”; and “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.
Item 6.
  Purposes of the Transaction and Plans or Proposals
(a)
  Purposes
The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger”; and “Special Factors — Section 4. Position of Scott D. Dorfman and Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.
(c)(1)-(7) Plans.
The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Exchange Act Registration; Margin Regulations”; and “The Offer — Section 10. Source and Amounts of Funds” is incorporated herein by reference.

Item 7.
  Source and Amount of Funds or Other Consideration
(a), (b) Source of funds; Conditions.
The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 10. Source and Amounts of Funds”; and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference.
(d)
  Borrowed funds.
The information set forth in the Offer to Purchase under the captions “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference.
Item 8.
  Interest in Securities of the Subject Company
(a)
  Securities Ownership.
The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent or Purchaser and Innotrac”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger”; and “Schedule I” is incorporated herein by reference.
(b)
  Securities Transactions.
The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 9.
  Persons/Assets Retained, Employed, Compensated or Used
(a)
  Solicitations or recommendations.
The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; and “The Offer — Section 13. Fees and Expenses” is incorporated herein by reference.
Item 10.
  Financial Statements
(a)
  Financial Information
Financial statements for the offeror are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.
(b)
  Pro forma information
Not applicable.
Item 11.
  Additional Information
(a)(1) Agreements.
The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger”; and “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

(a)(2)-(5) Regulatory Requirements and Legal Proceedings.
The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenters’ Rights; Rule 13e-3”; “The Offer — Section 1. Terms of the Offer”; “The Offer — Section 5. Summary of Material U.S. Federal Income Tax Consequences”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Exchange Act Registration; Margin Regulations”; “The Offer — Section 11. Conditions of the Offer”; “The Offer — Section 12. Certain Legal Matters”; ‘‘The Offer — Section 14. Legal Proceedings’’; and “The Offer — Section 15. Miscellaneous” is incorporated herein by reference.
(c)
  Other material information.
The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.
  Exhibits

(a)(1)(A)	Offer to Purchase, dated December 4, 2013.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(b)
Letter Agreement, dated November 14, 2013, among Regions Bank, Regions Capital Markets, a division of Regions Bank, Fifth Third Bank and Purchaser (incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Parent and other filing persons with the Securities and Exchange Commission on November  25, 2013).

(d)(1)
Agreement and Plan of Merger, dated as of November 14, 2013, among Parent, Purchaser and Innotrac (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(2)
Equity Commitment Letter, dated November 14, 2013, by Sterling Capital Partners IV, L.P. in favor of Innotrac and Parent (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(3)
Support Agreement, dated as of November 14, 2013, between Innotrac, Mark E. Dottore, as the Court appointed receiver for all assets of any kind of IPOF L.P., IPOF Fund, and IPOF Fund II, L.P. and Blue Eagle Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(4)
Contribution and Support Agreement, dated as of November 14, 2013, by and among Parent, Scott D. Dorfman and the other shareholders named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(5)
Subscription and Support Agreement, dated as of November 14, 2013, between Blue Eagle Holdings, L.P. and Larry Hanger (incorporated by reference to Exhibit 7.06 to the Schedule 13D filed by Parent and other filing persons with the Securities and Exchange Commission on November 25, 2013).

(d)(6)	Subscription and Support Agreement, dated as of November 14, 2013, between Blue Eagle

Holdings, L.P. and Robert Toner (incorporated by reference to Exhibit 7.07 to the Schedule 13D filed by Parent and other filing persons with the Securities and Exchange Commission on November 25, 2013).

(d)(7)
Amended and Restated Aircraft Lease, dated as of November 14, 2013 and effective on the closing of the Merger, between SDD Holdings, Inc. and Innotrac (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(8)
Amended and Restated Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Scott D. Dorfman (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(9)
Amended and Restated Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Robert J. Toner (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(10)
Amended and Restated Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Larry C. Hanger (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(11)
Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Stephen G. Keaveney (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(12)
Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Edgar L. Ringer (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(13)
Confidentiality Agreement, dated August 8, 2013, between Sterling Capital Partners IV, L.P. and Innotrac (incorporated by reference to Exhibit (e)(13) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Innotrac with the Securities and Exchange Commission on December 4, 2013).

(g)	None.
(h)	None.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 4, 2013
Blue Eagle Acquisition Sub, Inc.
By: /s/ M. Avi Epstein
Name: M. Avi Epstein
Title: Vice President
Blue Eagle Holdings, L.P.
By: /s/ M. Avi Epstein
Name: M. Avi Epstein
Title: Vice President
Blue Eagle GP, LLC
By: /s/ M. Avi Epstein
Name: M. Avi Epstein
Title: Vice President

Sterling Capital Partners IV, L.P.
By: SC Partners IV, L.P.
Its: General Partner
By: Sterling Capital Partners IV, LLC
Its: General Partner
By: /s/ Merrick Elfman
Name: Merrick Elfman
Title: Managing Director
SC Partners IV, L.P.
By: Sterling Capital Partners IV, LLC
Its: General Partner
By: /s/ Merrick Elfman
Name: Merrick Elfman
Title: Managing Director
Sterling Capital Partners IV, LLC
By: /s/ Merrick Elfman
Name: Merrick Elfman
Title: Managing Director

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated December 4, 2013.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(b)
Letter Agreement, dated November 14, 2013, among Regions Bank, Regions Capital Markets, a division of Regions Bank, Fifth Third Bank and Purchaser (incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Parent and other filing persons with the Securities and Exchange Commission on November  25, 2013).

(d)(1)
Agreement and Plan of Merger, dated as of November 14, 2013, among Parent, Purchaser and Innotrac (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(2)
Equity Commitment Letter, dated November 14, 2013, by Sterling Capital Partners IV, L.P. in favor of Innotrac and Parent (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(3)
Support Agreement, dated as of November 14, 2013, between Innotrac, Mark E. Dottore, as the Court appointed receiver for all assets of any kind of IPOF L.P., IPOF Fund, and IPOF Fund II, L.P. and Blue Eagle Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(4)
Contribution and Support Agreement, dated as of November 14, 2013, by and among Parent, Scott D. Dorfman and the other shareholders named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(5)
Subscription and Support Agreement, dated as of November 14, 2013, between Blue Eagle Holdings, L.P. and Larry Hanger (incorporated by reference to Exhibit 7.06 to the Schedule 13D filed by Parent and other filing persons with the Securities and Exchange Commission on November 25, 2013).

(d)(6)
Subscription and Support Agreement, dated as of November 14, 2013, between Blue Eagle Holdings, L.P. and Robert Toner (incorporated by reference to Exhibit 7.07 to the Schedule 13D filed by Parent and other filing persons with the Securities and Exchange Commission on November 25, 2013).

(d)(7)
Amended and Restated Aircraft Lease, dated as of November 14, 2013 and effective on the closing of the Merger, between SDD Holdings, Inc. and Innotrac (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(8)
Amended and Restated Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Scott D. Dorfman (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(9)
Amended and Restated Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Robert J. Toner (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by

Innotrac with the Securities and Exchange Commission on November 15, 2013).
(d)(10)
Amended and Restated Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Larry C. Hanger (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(11)
Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Stephen G. Keaveney (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(12)
Employment Agreement, dated as of November 14, 2013 and effective at the effective time of the Merger, between Innotrac and Edgar L. Ringer (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Innotrac with the Securities and Exchange Commission on November 15, 2013).

(d)(13)
Confidentiality Agreement, dated August 8, 2013, between Sterling Capital Partners IV, L.P. and Innotrac (incorporated by reference to Exhibit (e)(13) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Innotrac with the Securities and Exchange Commission on December 4, 2013).

(g)	None.
(h)	None.